December 20, 2024

Leann Koh Bee Khee
Chief Executive Officer
ELC Group Holdings Ltd.
745 Lor 5 Toa Payoh
#03-02 The Lifeline Building
Singapore 319455

       Re: ELC Group Holdings Ltd.
           Draft Registration Statement on Form F-1
           Submitted November 27, 2024
           CIK No. 0002039096
Dear Leann Koh Bee Khee:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted November 27, 2024 Overview, page 1

1.     Please provide your definition of    artificial intelligence    in the
context of your
       business and enhance your disclosure to provide an update on the stage of product
       development for your "EL Connect App.    Include an appropriate risk
factor
       addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology, as appropriate.
 December 20, 2024
Page 2
2.     We note your disclosure here and on pages 39 and 58 that "we derive our revenue
       primarily from the following sources: (i) manpower supply services - which provides part-time manpower to customers on our employment and recruitment portal
   EL
       Connect Mobile   ; (ii) manpower contracting services - which provides
cleaners for
       cleaning services..." Revise to clarify, as you do on page 42, that you ceased providing manpower contracting services in March 2024 after your project with the customer ended, and clarify, if true, that such customer represented 34% of your revenue in
       2024.
Prospectus Summary, page 1

3. In light of your dual-class capital structure, please revise your disclosure in your prospectus summary and risk factors as follows:
           Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval;
           Please disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class B ordinary shareholders might consider in their best interest;
           Please disclose your controlling shareholders    ability to control
matters requiring
            shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets and add a comparable risk factor;
           Please provide a risk factor that reflects the risk to Class A ordinary shareholders due to your disparate voting rights structure;
           Lastly, disclose that future issuances of Class B ordinary shares may be dilutive to
            Class A ordinary shareholders.
Key Operating Data, page 8

4. We note your reference to "deployment hours" and "yearly deployment." To provide more context for the related figures, please revise to define these terms.
Risk Factors
A loss or reduction in revenues from large client accounts..., page 12

5. Please enhance this risk factor to detail how many large customers you have and the percentage of your business that they represent.
Special Note Regarding Forward-Looking Statements And Industry Data, page 31

6. In the second to the last sentence of the paragraph, you state that you have not
       independently verified the data.    Under the federal securities laws,
the company is
       responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.
Capitalization, page 34

7.     Please include outstanding debt in your total capitalization.
 December 20, 2024
Page 3

Dilution, page 35

8. Please remove deferred offering costs from your calculation of net tangible book value.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

9. If applicable, please revise your disclosure to clarify whether inflation has had or is expected to have a material impact on your operations and results. In this regard, we note your related inflation risk factor on page 19.
10. We note that revenues are down for the fiscal year ended June 30, 2024, representing a decrease of 22.2% compared to fiscal year ended June 30, 2023 mainly attributable to the decreased demand for your cleaning services manpower. Discuss whether this trend or any known trends may be impacting your performance with a view to understanding how and whether such trend may impact your profitability in the future. For example, we note your disclosure that you ceased providing manpower contracting services in March 2024 after your project with the customer ended, and it appears that such customer represented 34% of your revenue for 2024. Revenue
(i) Manpower supply service, page 41

11. You state that completed job orders had increased from 12,021 orders in fiscal year
       2023 to 21,016 orders in fiscal year 2024. Please tell us how completed job orders relates to the yearly deployments disclosed on page 38.
Related Party Transactions, page 86

12. Revise to provide disclosure in this section for the period since the beginning of your preceding three financial years up to the date of the document. In this regard, it appears you have only provided disclosure for the 2023 and 2024 fiscal years.
Description of Share Capital, page 87

13. Revise to describe any sunset provisions that limit the lifespan of your Class B
       Ordinary Shares.
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
2.4 Foreign currency translation, page F-8

14. You state that the United States Dollar is your reporting currency. Yet in Note 7, 8, 9,
       10 and 11 you present S$ with US$ approximations. Please revise or advise.
Note 11. Equity, page F-19

15. Please disclose all pertinent rights and privileges of your Class A and Class B ordinary shares. Refer to ASC 505-10-50-3.
 December 20, 2024
Page 4
General

16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services